THE PLAYERS NETWORK

4620 Polaris Avenue

Las Vegas, Nevada 89103

Telephone: (702) 895-8884	Fax: (702) 895-7478

September 19, 2005

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549-0405

RE:	The Players Network
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed May 19, 2005
Form 1O-QSB for Fiscal Quarter Ended March 31, 2005
File No. 0-29363

Dear Mr. Spirgel:

This letter responds to the comment made in your letter that we received on September 9, 2005.

Form 10-KSB for the fiscal year ended December 31, 2004

Item 8A.	Controls and Procedures

1.

We note your controls and procedures disclosure in Forms 10-K and 10-Q. You state Chief Executive Officer/Chief Accounting Officer has concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. Revise in future filings to clarify, if true, that your disclosure controls and procedures axe also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively. you may simply state, if correct, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective.

RESPONSE:	The Company hereby confirms to you that the Company will include in future filings the disclosure that you requested in your comment.

Mr. Larry Spirgel

October 11, 2005

In addition to the preceding, the Company hereby acknowledges the following:

*	the Company is responsible for the adequacy and accuracy of the disclosure in the filings

*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately responded to your comments. If you have any additional comments, questions or request for further clarifications, please contact the undersigned. Best regards.

Very truly yours,

THE PLAYERS NETWORK

/s/ Mark Bradley
Mark Bradley,
Chief Executive Officer